Exhibit 1

Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), at a meeting held on June 12, 2006 approved the distribution of Interest on Shareholders’ Equity for the First Semester of 2006 in the aggregate amount of R$ 114,440,515.39, in accordance with the following conditions:

1.	holders of shares will be entitled to interest on shareholders’ equity in the amount of R$0.15494 per share, equal to R$0.61976 per American Depositary Shares (ADSs).

2.

the interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

3.

this interest on shareholders’ equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

4.	record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is June 22, 2006, and record date for the ADSs negotiated on the New York Stock Exchange (NYSE) is June 27, 2006;

5.	the payment of the interest on shareholders’ equity in Brazil will be on July 14, 2006, and the holders of ADSs will be paid on July, 24, 2006, both without any compensation;

6.	the shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including June 23, 2006.

São Jose dos Campos, June 12, 2006

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO